UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

100 King Street, Suite 5700
Toronto, ON Canada M5X 1C7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F        [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This report on Form 6-K and attached exhibit are incorporated by reference into Registration Statement No. 333-192208 and this report on Form 6-K shall be deemed a part of such registration statements from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

            PolyMet Mining Corp. (the “Company”) completed a private placement offering of 25,963,167 units (the “Units”) of the Company at a price of US$0.75 per unit. Each Unit is comprised of one common share of the Company (the Common Share) and one-half of one Common Share purchase warrant exercisable at an exercise price of US$1.00 per Common Share beginning six months following the issuance date and ending 60 months after the issuance date, subject to acceleration in certain circumstances.

            Paradigm Capital Inc. placed 22,000,167 Units for US$16.5 million and the Company placed 3,963,000 Units for US$2.972 million.

            The Company has been notified that Glencore AG will exercise its right to maintain its pro rata share of the total number of Units sold and purchase an additional 14,111,251 Units for US$10.583 million on or before October 28, 2016.

SUBMITTED HEREWITH

Exhibits

Exhibit 1	Underwriting Agreement, dated as of October 18, 2016, between PolyMet Mining Corp. and Paradigm Capital Inc.

Exhibit 2	Warrant Indenture, dated as of October 18, 2016, between PolyMet Mining Corp. and Computershare Trust Company of Canada.

Exhibit 3	Material Change Report dated October 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: October 28, 2016	By:	/s/ Jonathan Cherry

Name: Jonathan Cherry
Title: Chief Executive Officer